Filed by American Tower Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

American Tower Corporation

(Commission File No. 001-14195)

August 3, 2011

This filing relates to the Company’s anticipated REIT election. In connection with its earnings release, the Company made a presentation that included the following information about its REIT election.

Excerpt from Earnings Release:

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REAL ESTATE INVESTMENT TRUST UPDATE

The Company continues to anticipate electing REIT status for the taxable year beginning January 1, 2012. On May 19, 2011, the Company’s Board of Directors approved the commencement of the steps necessary to reorganize the Company to qualify as a REIT for tax purposes. In preparation for the election, the Company is focused on three concurrent action items. First, the Company continues to make progress with respect to its analysis of the amount of earnings and profits (“E&P”) and continues to anticipate distributing up to $200 million to stockholders using cash on hand during the fourth quarter of 2011. Second, the Company continues to make substantial progress on its operational readiness initiatives, which include systems and process changes. Finally, on July 18, 2011, the Company filed its Amendment No. 1 to Form S-4, which outlines its plans to merge into American Tower REIT, Inc., to facilitate its compliance with REIT tax rules. In addition, the Company expects to hold a special meeting of stockholders during the fourth quarter of 2011 for the purpose of voting on its proposed merger. The determination to elect REIT status is subject to final approval by the Company’s Board of Directors. There is no certainty as to the timing of a REIT election or whether the Company will make a REIT election at all.

Excerpt from Earnings Presentation:

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Excerpts from Second Quarter American Tower Corporation Conference Call:

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For those REIT-focused investors, we believe that our recurring free cash flow metric is a good proxy for adjusted funds from operations, or AFFO, and believe to arrive at an appropriate AFFO for American Tower, you would need to make two minor adjustments. First, add back our redevelopment CapEx, which represents amounts we invest to generate new revenues from incremental tenants, and which, by the way, is often reimbursed by the tenant. And second, add back non-cash interest expense, or our deferred financing charges. And historically, this runs approximately $3 million per quarter.

Turning to slide 13, I’d like to spend a moment on our progress with respect to our REIT conversion. First, our internal work streams remain on track as our legal entity reorganization and operational readiness initiatives continue to make solid progress. These operational initiatives include key system modifications to enable our ability to track and manage REIT testing requirements. We are currently working on the second amendment to our form S-4, which we intend to file with the SEC in the coming weeks and will include our second quarter financial information.

In addition, as we near the end of 2011, our final work surrounding our earnings and profits distribution is wrapping up. We continue to expect that our distribution will not exceed $200 million, and that it will be paid using cash on hand. And further, we recently received initial feedback from both Fitch and Moody’s that our investment grade credit ratings should not be impacted as a result of our REIT conversion.

And finally, we are continuing our outreach to REIT index providers to ensure they have the necessary information to make an informed decision about our treatment within our indexes. And please note there’s no guarantee that we’ll ultimately elect REIT status. Any election is subject to Board approval. Any finally, any determination to elect REIT status will not be made until the second half of 2011.

…we continue to believe that we are on track to be in a position to elect REIT status as of January 1, 2012.

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As Tom mentioned, we’re also steadily pursuing our initiative to maximize cash available to investors, introduce a recurring dividend, and expand our investor base via conversion to a real estate investment trust corporate structure. Pending Board approval, we plan to implement the conversion January 1, 2012. And we see no impediments at this time, regulatory or otherwise, to achieving that date.

Excerpts from Question and Answer Session:

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[Operator Instructions] Your first question comes from Simon Flannery with Morgan Stanley.

<Q - Simon Flannery>: Thank you very much, good morning. Tom, you talked about as part of the REIT process preparing the index inclusion discussion. Could you just update us a little bit on what your understanding NAREIT and others may require for index inclusion in the main index, and where you stand on meeting those requirements? And then if you could just update us on the status of the SEC subpoena, that would be great. Thank you.

<A - Thomas A. Bartlett>: Good morning, Simon.

<Q - Simon Flannery>: Good morning.

<A - Thomas A. Bartlett>: With respect to the indexing, we continue to believe that the majority of our revenue, 98% of our income, is generated from income producing real estate. And largely, our customers are all investment grade. So, when you line up our business versus the indexes, we think that we fall squarely within all of the indexes, including the majority of the NAREIT indexes, the RMZ, as well as – all the indexes. So, we’ve had a lot of ongoing discussions with them. We continue to update the investors relative to our business and ensuring that they understand the complexity of our business, and the makeup of our business, and how it lines up, we think, with the indexes. And so we think we’re in a good position; and we think we are, again, squarely in the middle of all of the index requirements.

Now having said that, as you well know, the advisory group supporting the indexes is difficult to predict. And so all we can do is to educate them and make sure that they understand our business, and we’ll see what shakes out over the next three or four months. We expect, again, that once we make the determination to be a REIT and pay the dividend, the required dividend, that we should be in those indexes early in 2012.

<A - James D. Taiclet>: And Simon, this is Jim. From a logical perspective, what we’ve taken is the requirements for the NAREIT Equity Index, as an example. We’ve lined up the requirements, lined up our business right beside it. We feel it’s right down the middle, but we do have to wait for the process to play out and let us know where it falls.

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<Q - Simon Flannery>: And just to be clear, [the SEC Subpoena] has no impact on the REIT conversion process?

<A - James D. Taiclet>: We believe that the comments to the S-4 that we got from the SEC, which, I think, actually comes from a different department, are ordinary course in nature, separate from the tax accounting and reporting matters involved in this other inquiry. And we frankly, haven’t received any indication that the request for documents that’s centered around those tax accounting questions will impact the timing of our REIT conversion.

<Q - Simon Flannery>: Great, thank you.

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<Q - Jason R. Armstrong CFA>: Great, and Jim, just, as it relates to where the potential international penetration could move to, I’m wondering, is there any limitation, as it relates to REIT status? There’s income and asset tests that you’ll be subject to. Obviously, you’ve got some balance sheet flexibility in terms of where you put leverage, but any limitation you would see, as it relates to REIT?

<A - James D. Taiclet>: We actually don’t see any limitation. I’ll let Tom give you some more detail. But we’ve looked at this from every direction. All the REIT tests can be satisfied. There are other REITs with large international operations, as well, historically. There are a lot of tools to stay within the REIT test, and Tom can give you a little bit of color there.

<A - Thomas A. Bartlett>: Jason, as we’ve said, and as you well know, converting to a REIT is a tax strategy for us designed to reduce the company’s tax burden, and provide a meaningful distribution to our investors. We don’t expect it will impact our core business strategy or growth plans.

Our international operations, as I laid out in some of my slides, will be held within the taxable REIT. A subsidiary structure, the TRS [Taxable REIT Subsidiary] structure, will really allow us to retain the cash flow generated by our international operations and fund future international growth. The net asset value cannot exceed 25% of our consolidated gross assets. But as Jim said, there are a lot of different ways for us to be able to ensure that we meet that IRS requirement with the addition of leverage, external, as well as intercompany, or even moving the international assets into our qualified REIT structure, as many REITs do. So, we think we have a lot of vehicles available to us to allow us to continue with that ongoing and continued growth.

<Q - Jason R. Armstrong CFA>: That’s great, thanks, guys.

<A - James D. Taiclet>: All right.

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<Q - Ric Prentiss>: Thanks. I want to ask a couple, if I could. On the REIT conversion process, and the S-4, when do you anticipate the S-4 becoming effective, and how does that fit into the timing of a shareholder meeting? And if the S-4 does not become effective, are there other options as far as the REIT conversion goes?

<A - Thomas A. Bartlett>: Yes, Ric, we’ve actually received one set of comments, as Jim remarked, and are now responded, and now we’ve received another one. So, we’re actually in the second amendment, if you will, phase of the S-4. The questions continue to get less, which is good, and nothing that we didn’t expect there at all. And we really are now planning to have this second amendment include our second quarter results, which we would have normally had to do anyway. So, we would expect to file that within the next couple of weeks. And we would expect over the next 45 to 60 days, if you will, to be through this process. I think we’re in a good step in terms of being able to accomplish that, which is consistent with our initial planning strategy to then have in the fourth quarter, if you will, the shareholders’ meeting; and then subsequent to that, the distribution. So, we think we’re in a good step right now. We’re right where we expected to be. And, as well as on the operational side, we think we’ll be fully ready to be REIT ready January 1.

<A - James D. Taiclet>: Ric, just to put a larger framework around it, the merger outlined in the S-4 is designed primarily to implement some ownership provisions that will enable our company and really any company that wants to act as a REIT to more effectively comply with the IRS regulations and standards going forward, into infinity. We’re not close to any of those ownership standards today. We’re not close by a mile to any of them. So, while we believe it’s prudent to put those ownership restrictions in place, and it’s the traditional things that REIT converters do, those provisions are not a prerequisite or a requirement for REIT conversion. Now, that’s just the framework. We intend to go after it, get it done, have it done by the end of the year. But for any reason that we might get delayed on the merger front, that does not necessarily preclude us from conversion.

Cautionary Language Regarding Forward-Looking Statements

This document contains “forward-looking statements” concerning the Company’s goals, beliefs, expectations, strategies, objectives, plans, future operating results and underlying assumptions, and other statements that are not necessarily based on historical facts. Examples of these statements include, but are not limited to, our expectation to elect real estate investment trust status, the timing and effect of that election, the form, timing and amount of the special E&P distribution and our expectation regarding the declaration of quarterly distributions. For additional information regarding factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the information contained in Item 1A of our Form 10-Q for the three months ended March 31, 2011 and Amendment No. 1 to our Form S-4 filed on July 18, 2011 under the caption “Risk Factors.” We undertake no obligation to update the information contained in this document to reflect subsequently occurring events or circumstances.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. American Tower REIT, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4/A containing a proxy statement of American Tower Corporation and a prospectus of American Tower REIT, Inc. with respect to the proposed merger. The registration statement has not yet become effective. Notice of a special meeting and a definitive proxy statement/prospectus will be mailed to stockholders of American Tower Corporation who hold shares of Class A common stock of American Tower Corporation on the record date to be determined by American Tower Corporation’s board of directors. INVESTORS ARE URGED TO READ THE FORM S-4/A AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Tower Corporation free of charge by contacting Corporate Secretary, 116 Huntington Avenue Boston, Massachusetts 02116.

American Tower, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower’s stockholders in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the merger will be included in the Form S-4/A and proxy statement. Information about the directors and executive officers of American Tower and their ownership of American Tower stock is set forth in the proxy statement for American Tower’s 2011 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4/A and proxy statement for the merger.

Investors should read the Form S-4/A and proxy statement carefully before making any voting or investment decisions.